UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-253601, 333-237541 and 333-230452) and Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement

Loan and Security Agreement

On September 30, 2021, Stealth BioTherapeutics Corp (“Stealth”) and its wholly owned subsidiary, Stealth BioTherapeutics Inc. (collectively, the “Borrowers”) entered into a Venture Loan and Security Agreement (the “Agreement”) with Horizon Technology Finance Corporation (“Horizon”) and Powerscourt Investments XXV, LP (collectively, the “Lenders”), providing the Borrowers with a senior secured credit facility in an aggregate principal amount of $25 million (the “Facility”). Fifteen million dollars was funded upon closing, approximately $5.7 million of which was utilized to payoff the Borrowers’ existing term loan with Hercules Capital, Inc. The additional $10 million available under the Facility may be funded upon the Borrowers achieving a predetermined milestone.

Horizon is acting as collateral agent for the Facility. The Facility is secured by substantially all assets of the Borrowers.

Each advance under the Facility will be repaid in 48 monthly payments following the advance, consisting of 18 monthly payments of interest only, followed by 30 monthly payments of principal and accrued interest, and will be payable monthly in arrears. The interest-only period may be extended to 24 months contingent upon the Borrowers achieving certain milestones, followed by 24 monthly payments of principal and accrued interest. Optional prepayment of borrowings under the Facility are permitted at any time, subject to applicable prepayment premiums.

The interest rate for advances under the Facility is the prime rate published by the Wall Street Journal + 5.50%, with a 3.25% prime rate floor.

The Agreement includes customary representations, warranties, affirmative covenants, negative covenants and events of default.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Warrant Agreements

In connection with entry into the Facility, Stealth issued the Lenders warrants to purchase up to 13,636,364 of its ordinary shares at an exercise price of $0.11 per share (or $1.33 per American Depository Share (“ADS”) of the Company on an ADS equivalent basis). Each warrant has a term of 10 years. The foregoing description of the warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the warrants, which are attached hereto as Exhibits 10.2 through 10.6 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description

10.1	Venture Loan and Security Agreement, dated September 30, 2021
10.2	Ordinary Share Purchase Warrant
10.3	Ordinary Share Purchase Warrant
10.4	Ordinary Share Purchase Warrant
10.5	Ordinary Share Purchase Warrant
10.6	Ordinary Share Purchase Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: October 4, 2021

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